

June 10, 2020

Nan Shen
Chief Financial Officer
GSX Techedu Inc.
2/F, Boyan Tech Building
No. 10 East Xibeiwang Road
Haidian District Beijing

> **Re: GSX Techedu Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed April 3, 2020**
> **File No. 1-38923**

Dear Mr. Shen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2019

Operating and Financial Review and Prospects
Year ended December 31, 2019 compared to year ended December 31, 2018
Revenues, page 72

1.   Given the significance of the quarter to quarter and year to year increases in net revenues, please expand on your explanation of the increase in net revenues from period to period. For example, we note that net revenues from your K-12 courses increased RMB1,415.6 million in 2019 compared to 2018. Please disclose the dollar amount of that increase attributable to higher tuition fees versus growth in enrollments. In addition, please elaborate on the factors contributing to the significant volume/enrollment increases. For example you might discuss first time versus recurring customer enrollments or successful marketing efforts in a particular region. Or you might discuss the number of courses offered in one period versus the other and changes in average enrollment per course

including the reasons for those changes.

Consolidated Financial Statements

Consolidated Statements of Comprehensive (Loss) Income , page F-6

2.	Please explain to us why no income tax expense or benefit is allocated to unrealized gains on available-for-sale investments, including reclassification adjustments. Please refer to ASC 740-10-50-10 and ASC 220-10-45-12.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robyn Manuel at 202-551-3823 or Bill Thompson at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services